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(LOGO - Intertape Polymer Group Inc.)


August 28, 2000                                                NYSE SYMBOL:  ITP
                                                               TSE SYMBOL:   ITP


                          INTERTAPE POLYMER GROUP INC.

                       FURTHER EXPANDS INTO RETAIL MARKET

                                      AND

                          ACQUIRES UNITED TAPE COMPANY


Montreal, Quebec, Canada, August 28, 2000 -- Intertape Polymer Group Inc. (IPG) today announced that it is seeking Regulatory Approval regarding the purchase of substantially all the assets of Olympian Tape Sales, Inc., currently doing business as United Tape Company (United Tape).

United Tape is a supplier of a wide range of packaging products to the retail market. The twenty-nine year old company has operations in Georgia and California with 1999 sales of approximately US$45 million.

Detailed terms of the purchase agreement were not disclosed. However, the acquisition funding will involve both cash derived from working capital and the issuance of US$4 million worth of common shares from treasury; as well as the assumption of certain debts.

According to Melbourne F. Yull, Intertape Polymer Group Inc.'s Chairman and Chief Executive Officer, "IPG has been a relatively small player in the $500 million retail market. Recent acquisitions and new product developments have broadened IPG's product offering to the extent that we can now offer a more complete product line. The purchase of United Tape will assist IPG in gaining faster access to the market as well as provide economies of scale and accelerate IPG's growth within the retail trade."

"United Tape has a strong reputation and customer base supported by first class management information and warehouse systems. United Tape will remain a stand alone operation under current management", noted Mr. Yull.

Andrew M. Archibald, C.A., IPG's Chief Financial Officer stated that "In addition to the strategic fit of this acquisition, IPG will immediately begin to supply between US$10 to $15 million worth of products annually that United Tape currently purchases elsewhere. The combined retail sales of IPG and United Tape will provide the critical mass to effectively grow in this arena, and product rationalizations will provide additional efficiencies."

Finally, Mr. Yull stated: "Most acquisitions do not provide immediate new volume, cost savings and excellent management. The acquisition of United Tape gives IPG all of the above without enduring both lengthy and costly integration steps to obtain these results."

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(LOGO - Intertape Polymer Group Inc.)

Intertape Polymer Group Inc. develops, manufactures and markets a wide variety of specialized polyolefin plastic and paper based packaging products and systems for industrial and retail use. The Company is based in Montreal, Quebec and Sarasota, Florida. With the completion of the acquisition, IPG will maintain facilities in eighteen North American and one European location.

     THIS RELEASE CONTAINS STATEMENTS THAT ARE FORWARD-LOOKING WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933 AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934. FORWARD-LOOKING STATEMENTS INVOLVE KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES, WHICH MAY CAUSE THE COMPANY'S ACTUAL RESULTS IN FUTURE PERIODS TO DIFFER MATERIALLY FROM FORECASTED RESULTS OR FORWARD-LOOKING STATEMENTS. THOSE RISKS AND UNCERTAINTIES INCLUDE, BUT ARE NOT LIMITED TO:

-- RISKS ASSOCIATED WITH PRICING, VOLUME AND CONTINUED STRENGTH OF MARKETS WHERE THE COMPANY'S PRODUCTS ARE SOLD, AND THE TIMING AND ACCEPTANCE OF NEW PRODUCT OFFERINGS.

-- ACTIONS OF COMPETITORS AS ARE DESCRIBED IN THE COMPANY'S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION (SEC) OVER THE LAST TWELVE MONTHS.

-- THE COMPANY'S ABILITY TO SUCCESSFULLY INTEGRATE THE OPERATIONS AND INFORMATION SYSTEMS OF ACQUIRED COMPANIES WITH ITS EXISTING OPERATIONS, AND INFORMATION SYSTEM, INCLUDING RISKS AND UNCERTAINTIES RELATING TO ITS ABILITY TO ACHIEVE PROJECTED EARNINGS ESTIMATES, ACHIEVE ADMINISTRATIVE AND OPERATING COST SAVINGS AND ANTICIPATE SYNERGIES.

-- THE EFFECT OF COMPETITION AND RAW MATERIAL PRICING ON THE COMPANY'S ABILITY TO MAINTAIN MARGINS ON EXISTING OR ACQUIRED OPERATIONS.

     THE COMPANY DOES NOT UNDERTAKE TO PUBLICLY UPDATE OR REVISE ITS FORWARD-LOOKING STATEMENTS EVEN IF EXPERIENCE OR FUTURE CHANGES MAKE IT CLEAR THAT ANY PROJECTED RESULTS EXPRESSED OR IMPLIED THEREIN WILL NOT BE REALIZED.

FOR FURTHER INFORMATION CONTACT:       Melbourne F. Yull
                                       Chairman and Chief Executive Officer
                                       Intertape Polymer Group Inc.
                                       Tel: (514) 731-0731
                                       Email: itp$info@intertapeipg.com
                                       Web Site: www.intertapepolymer.com

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